Exhibit (a)(5)

FOR IMMEDIATE RELEASE
Willbros Announces Put Option Notification for 2.75% Convertible Senior Notes Due 2024
HOUSTON, TX, FEBRUARY 10, 2011 — Willbros Group, Inc. (NYSE: WG) announced today that it is notifying holders of the $59,357,000 outstanding principal amount of its 2.75% Convertible Senior Notes due 2024 (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require Willbros to purchase, on March 15, 2011, all or a portion of such holders’ Notes (the “Put Option”) at a purchase price in cash equal to 100 percent of the principal amount of the Notes, plus any accrued and unpaid interest, to, but not including, March 15, 2011. Holders that do not surrender their Notes for purchase pursuant to the Put Option will maintain the right to convert their Notes, subject to the terms, conditions and adjustments applicable to the Notes. Willbros will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. In addition, Willbros’ company notice to holders (a copy of which will be attached as an exhibit to such Schedule TO) with respect to the Put Option specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, which is BOKF, NA dba Bank of Texas. Neither Willbros Group, Inc., nor its board of directors, nor any of its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.
The opportunity for holders to surrender Notes for purchase pursuant to the Put Option will commence on February 10, 2011, and will expire at 5:00 p.m., New York City time, on March 11, 2011. In order to exercise the Put Option, a holder must follow the procedures set forth in the company notice to holders. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option prior to 5:00 p.m., New York City time, on March 14, 2011.
The address of Bank of Texas is 1401 McKinney, Suite 100, Houston, Texas 77010, Attention: Ms. Ronda Parman, Phone: 713-289-5883; Fax: 713-260-5623.
This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.
Willbros Group, Inc. is an independent contractor serving the oil, gas, power, refining and petrochemical industries, providing engineering, construction, turnaround, maintenance, life cycle extension services and facilities development and operations services to industry and government entities worldwide.
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WILLBROS A Good Job On Time	Michael W. Collier Vice President Investor Relations Sales & Marketing Willbros 713-403-8038	1 of 1 CONTACT: Connie Dever Director Strategic Planning Willbros 713-403-8035